Exhibit (99)(a)(1)(I)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 21, 2008, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Lifecore Biomedical, Inc.

at

$17.00 Net Per Share

by

SBT Acquisition Inc.,

a wholly owned subsidiary of

SBT Holdings Inc.,

which is wholly owned by

Warburg Pincus Private Equity IX, L.P.

        SBT Acquisition Inc., a Minnesota corporation ("Purchaser") and a direct wholly owned subsidiary of SBT Holdings Inc., a Delaware corporation ("Parent"), is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share ("Shares"), of Lifecore Biomedical, Inc., a Minnesota corporation ("Lifecore"), at a price of $17.00 per Share, net to the seller in cash (the "Offer Price"), without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A. (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MARCH 20, 2008, UNLESS THE OFFER IS EXTENDED.

        The Offer is not subject to any financing conditions. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares which represents at least a majority of the total number of Shares outstanding immediately prior to the expiration of the Offer on a fully diluted basis (the "Minimum Condition"). The Offer is also subject to certain other conditions. See "The Offer—Section 13. Conditions of the Offer" in the Offer to Purchase.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 15, 2008 (the "Merger Agreement"), among Parent, Purchaser and Lifecore, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Lifecore, with Lifecore as the surviving corporation (the "Merger") and each issued and outstanding Share (other than Shares (i) owned by Lifecore, Parent, Purchaser or any direct or indirect wholly owned subsidiary of any of the foregoing and (ii) Dissenting Shares (as defined in the Offer to Purchase)), will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes, if any, payable upon the surrender of the certificate formerly representing such Share. The Merger Agreement and the rights of holders of Dissenting Shares are more fully described in the Offer to Purchase.

        The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Lifecore. Following the consummation of the Offer, Purchaser intends to effect the Merger.

        The board of directors of Lifecore has duly and unanimously (i) determined that it was in the best interests of Lifecore and its shareholders, and declared it advisable, to enter into the Merger Agreement with Parent and Purchaser; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the shareholders of Lifecore accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Accordingly, the board of directors of Lifecore unanimously recommends that shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Parent, on behalf of Purchaser, and Purchaser expressly reserve the right, from time to time, and subject to certain restrictions, to waive any of the conditions to the Offer or increase the Offer Price. Pursuant to the Merger Agreement, Purchaser has agreed that it will not, and Parent will cause Purchaser not to, without the prior written consent of Lifecore in Lifecore's sole and absolute discretion, (i) reduce the number of Shares sought to be purchased pursuant to the Offer; (ii) reduce the Offer Price; (iii) amend or waive satisfaction of the Minimum Condition; (iv) add additional Tender Offer Conditions (as defined in the Offer to Purchase); or (v) amend the Tender Offer Conditions in any manner adverse to the holders of the Shares.

        The Offer must remain open until 20 business days following (and including the day of) the commencement of the Offer. Pursuant to the Merger Agreement, Purchaser will not, and Parent will cause Purchaser not to, terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement in accordance with its terms. However, without the consent of Lifecore, Purchaser may extend the Expiration Date (as defined below) (i) for any period required by applicable rules and regulations of the Securities and Exchange Commission (the "Commission") applicable to the Offer or (ii) for up to two periods, each period for up to five business days, if upon the Expiration Date the Tender Offer Conditions have been satisfied but the number of Shares tendered and not withdrawn, when added to the Shares, if any, beneficially owned by Parent, represents less than 90% of the then-issued and outstanding Shares, on a fully diluted basis. Further, Parent or Purchaser may elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934 (the "Exchange Act"). Purchaser will, and Parent will cause Purchaser to, immediately accept and promptly pay for all Shares tendered during any subsequent offering period. If Purchaser elects to include a subsequent offering period, it will notify shareholders of Lifecore consistent with the requirements of the Commission. Unless the Offer has been terminated in accordance with its terms (and subject to each party's right to terminate the Merger Agreement in accordance with its terms), if at any scheduled Expiration Date any of the Tender Offer Conditions have not been satisfied or waived, and Parent, in its sole discretion, determines such conditions may be satisfied prior to June 13, 2008 (in certain circumstances that date is extended to August 27, 2008), then Parent will cause Purchaser to extend the Offer and the Expiration Date until the date such conditions are satisfied or earlier waived and Purchaser becomes obligated to accept for payment and pay for Shares tendered pursuant to the Offer. However, Purchaser will be under no obligation to extend the Offer beyond 11:59 p.m., New York City time, on June 13, 2008 (or August 27, 2008 in certain circumstances).

        The term "Expiration Date" means 5:00 p.m., New York City time, on March 20, 2008, or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, so extended, expires.

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make announcements regarding the Offer by issuing a press release. See "The Offer—Section 1. Terms of the Offer" in the Offer to Purchase.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

        In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary's account at the Depository Trust Company ("DTC") pursuant to the procedures set forth in "The Offer—Section 3. Procedures for Tendering Shares" in the Offer to Purchase, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. See "The Offer—Section 3. Procedures for Tendering Shares" in the Offer to Purchase. Accordingly, tendering shareholders may be paid at different times depending on when share certificates or book-entry confirmations with respect to Shares are actually received by DTC.

        Shares tendered pursuant to the Offer may be withdrawn at any time on or before Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after April 20, 2008 (if the Expiration Date has not occurred prior to that date), unless the tendered Shares have been accepted for payment as provided in the Offer to Purchase. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to Parent's and Purchaser's rights under the Offer, the Depositary may nevertheless, on Purchaser's behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that Lifecore shareholders are entitled to withdrawal rights, as described in "The Offer—Section 4. Withdrawal Rights" in the Offer to Purchaser. Any such delay will be accompanied by an extension of the Offer to the extent required by law. For the withdrawal of Shares to be effective, the Depositary must timely receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in "The Offer—Section 3. Procedures for Tendering Shares" in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

        Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and Purchaser's determination will be final and binding on all parties. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (as defined below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, Lifecore shareholders may re-tender withdrawn Shares by following one of the procedures for tendering shares described in "The Offer—Section 3. Procedures for Tendering Shares" in the Offer to Purchase, at any time prior to the Expiration Date.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the related Letter of Transmittal will be mailed, at Purchaser's expense, to record holders of Shares of Lifecore and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Lifecore shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The receipt of cash by tendering shareholders in exchange for Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, tendering shareholders will recognize, for U.S. federal income tax purposes, gain or loss equal to the difference between the tendering shareholder's adjusted tax basis in the Shares surrendered and the amount of cash received for those Shares. See "The Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger" in the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder's status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

        The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com

February 21, 2008